Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

July 7, 2006

BY EDGAR AND HAND DELIVERY

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Registration Statement on Form S-1

Filed on May 10, 2006

Amendment No. 1 filed on June 19, 2006

Amendment No. 2 filed on July 7, 2006

File No. 333-133950

Dear Mr. Webb:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-133950) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and amended by Amendment No. 1 to the Registration Statement, filed with the Commission on June 19, 2006. An electronic version of Amendment No. 2 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated June 5, 2006, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in

Mr. Mark S. Webb

July 7, 2006

italicized type herein.

Form S-1

General

Comment No. 1

We note your response to comment number 2; however, you use type size for financial information that is smaller than the rest of the prospectus. Please refer to your disclosure on capitalization on page 20. Please revise here and throughout the prospectus.

Response:

The Company has made the revisions requested by the Staff on page 21 of the prospectus. The Company has further revised the prospectus to include no type size smaller than the type size that predominates throughout the prospectus.

Summary Consolidated Financial and Other Data, page 7

Selected Consolidated Financial and Other Data, page 23

Comment No. 2

We note from your response to our prior comment 6 that you have revised footnote (2) to detail the adjustments included in the pro forma earnings per share. It is not clear from your disclosure however, if you intend to make an adjustment for the effects of paying off debt with proceeds from the offering in the pro forma earnings per share calculations. The actual number of shares outstanding should be adjusted for the number of shares to be sold to the extent that the proceeds therefrom are required to liquidate that debt and net income should be adjusted to give effect to the elimination of interest expense on the debt to be liquidated, less the related income tax effect. Please revise your disclosure accordingly.

Response:

We advise the Staff that the Company intends to make an adjustment for the effects of paying off debt with proceeds from the offering in the pro forma earnings per share calculations. The actual number of shares outstanding will be adjusted to include the number of shares to be sold by the Company in the offering, the proceeds of which will be used to make approximately $7.0 million of required preference and accrued dividend payments to the holders of the Company’s Series B, D and E preferred shares and to repay approximately $2.2 million of outstanding indebtedness under the Company’s line of credit. Net income will be adjusted to give effect to the elimination of interest expense on the outstanding indebtedness under the Company’s line of credit to be liquidated, less the related income tax effect. The Company has revised footnote (2) on pages 8 and 25 and footnote (1) on page 38 of the prospectus accordingly.

Mr. Mark S. Webb

July 7, 2006

Capitalization, page 20

Comment No. 3

We note your disclosure that the stock split is included in the table on a pro forma basis. Please revise your disclosures and ensure that the stock split affects only the actual column, since the stock split should be retroactively reflected in your historical financial statements and related disclosures for all periods presented.

Response:

The Company has revised the “Capitalization” section on page 20 and the “Dilution” section on pages 22 and 23 of the prospectus in accordance with the Staff’s comment. We advise the Staff that the stock split will affect only the actual column in the Capitalization section on page 21 of the prospectus, because the stock split will be retroactively reflected in the Company’s historical financial statements and related disclosures for all periods presented.

Comment No. 4

Please tell us and clarify in your capitalization disclosures the nature of the recapitalization of your outstanding shares of capital stock, including identification of each series of stock that will be converted into common shares.

Response:

We advise the Staff that the Company intends to recapitalize all outstanding shares of its Class A common stock, Class B common stock, Series B preferred stock, Series D preferred stock and Series E preferred stock into a newly designated class of the Company’s common stock on a share-for-share basis prior to the completion of the offering. The Company has revised its disclosure relating to the recapitalization throughout the prospectus.

Consolidated Statements of Income

Note 9. Earnings per Share

Comment No. 5

We note from your response to our prior comment 27 that you have revised your earnings per share calculation and disclosed the detail of the calculation in Note 9 to the financial statements. Please explain to us how you calculated or determined the $683,075 adjustment related to preferred stock dividends. Under the pro forma assumption that the preferred shares had been converted at the beginning of 2005, we would expect pro forma EPS to be calculated by adjusting net income applicable to common shareholders by the entire $761,825 of preferred dividends declared in 2005. Please advise or revise your disclosure accordingly.

Mr. Mark S. Webb

July 7, 2006

Response:

The Company has revised the pro forma EPS calculation in Note 9—Earnings (Loss) Per Share on page F-14 of the prospectus by adjusting net income applicable to common shareholders by the entire $761,825 of preferred dividends declared in 2005.

Consolidated Statements of Members’ Equity

Comment No. 6

We note from your response to our prior comment 28 that you believe the 969,000 Class A shares issued in 2003 had minimal value and therefore you did not allocate any portion of the purchase price for the Series C units to the Class A shares or record any compensation expense related to the Class A shares. Please explain to us how you determined that the Class A common shares issued had a minimal fair value. Include in your response any appraisals made or cash transactions with third parties occurring prior to or close to the time of issuance of the shares. Also, as previously requested, please explain how you accounted for the 13,000,000 shares issued for IWG and for each of the transactions resulting in an issuance of 969,000 shares issued in 2003. We may have further comment upon review of your response.

Response:

The Company issued 469,000 Class A common shares to the purchasers of the Company’s Series C preferred shares, the majority of which were issued in the first half of 2003. The Company issued 500,000 Class A common shares to certain of its employees as partial compensation for their continued employment, 400,000 of which were issued in February 2003.

We advise the Staff that the Company determined that the 969,000 Class A common shares issued in 2003 had a minimal fair value based on the following facts:

•	The Company did not commence operations until 2002. In 2002, the Company recorded a net loss of $69,000. In the first three quarters of 2003, the Company generated net income of $494,000 on revenue of $9.0 million. In the fourth quarter of 2003, the Company generated net income of $176,000 on revenue of $7.3 million, which constituted 45% of the Company’s revenue in 2003.

•	The fair value of the Company’s Class A common stock was not appraised prior to 2004.

•	All 2001 cash transactions involving the sale of the Company’s Class A common stock were completed at a purchase price of $0.001 per share, except for a sale to Incorp, LLC in December 2001 at a purchase price of $0.06 per share.

•	All 2002 cash transactions involving the sale of the Company’s Class A common stock were completed at a purchase price of $0.06 per share.

Mr. Mark S. Webb

July 7, 2006

•	In January 2002, the Company completed the Series B round of preferred financing pursuant to which the Company (i) issued and sold Series B preferred units at a price per unit of $0.80 and (ii) issued one Class A common unit for every four Series B preferred units acquired. The Series B preferred units had certain benefits, rights and preferences that the Class A common units did not have, including, among others, cumulative dividends, conversion rights, veto rights, registration rights, preemptive rights, rights of first refusal, participation rights and a liquidation preference.

•	In April 2003, the Company completed the documentation relating to the Series C round of preferred financing pursuant to which the Company issued and sold Series C preferred units at a price per unit of $1.00 and issued Class A common units. The Series C preferred units had certain benefits, rights and preferences that the Class A common units did not have, including, among others, cumulative dividends, conversion rights, registration rights, preemptive rights, rights of first refusal and a liquidation preference.

We advise the Staff that the Company accounted for the 13,000,000 shares issued for IWG in the following manner. The Company treated the IWG acquisition as an exchange between entities under common control because at the time of the acquisition Incorp was the Company’s majority stockholder and IWG’s sole stockholder. Under APB 16, the Company recorded the IWG acquisition similar to the pooling method. Under this method, the recorded assets and liabilities of the separate companies are reflected as the recorded assets and liabilities of the combined company. At the time of the acquisition, IWG had not commenced operations and therefore had no assets or liabilities. As a result, there are no IWG assets or liabilities to record on the Company’s balance sheet at the time of the acquisition. The Company recorded the 13,000,000 shares issued for IWG in its 2003 Consolidated Statement of Members’ Equity with a value of zero.

We also advise the Staff that the Company accounted for each of the transactions resulting in the issuance of an additional 969,000 shares by recording such issuance in its 2003 Consolidated Statement of Members’ Equity with a value of zero.

Note 10. Unit Option Plan

Comment No. 7

We note from your response to our prior comment 31 that you may grant options to purchase up to 30,000 shares of common stock in connection with the planned public offering. Please revise MD&A to disclose this expected grant of options and include the estimated amount of expense that will be recognized in connection with the option grants.

Response:

The Company has made the revisions requested by the Staff in “MD&A—Stock-Based

Mr. Mark S. Webb

July 7, 2006

Compensation” on page 32 of the prospectus and “Management—Stock Incentive Plan” on page 59 of the prospectus.

Comment No. 8

We note from your response to our prior comment 32 that you revised MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented. Please revise to also include disclosure of the intrinsic value of those options that are vested and unvested, based on the expected initial public offering price.

Response:

The Company has made the revisions requested by the Staff in “MD&A—Stock-Based Compensation” on page 32 of the prospectus.

Also, we note that you have provided us with a discussion of the significant factors, assumptions and methodologies used in determining fair value and the significant factors contributing to a difference between fair values. Please provide us with the significant assumptions (rate of return, future cash flows, forecasted revenue and profit, discount for lack of marketability etc.) used by management for valuing the options issued during 2005 using the “income approach.”

We advise the Staff that the Company used the income approach employed by Crowe Chizek in its September 16, 2005 valuation report to estimate the fair market value of its Class A common stock as of June 30, 2005 and September 30, 2005. Using Crowe Chizek’s methodology, the Company valued its business as of June 30, 2005 and September 30, 2005 by calculating the present value of its future available cash flows at an appropriate rate. For purposes of estimating its future available cash flows, the Company made significant assumptions with respect to revenue growth rates, forecasted net income and debt-free future cash flow. The Company applied a 40% rate to calculate the present value of its future available cash flows based on Crowe Chizek’s determination that the Company was in its second stage, or “expansion” stage, of development. The Company also applied a 5% lack of marketability discount to its enterprise value, which took into account the fact that minority investments in private companies are less liquid than similar investments in publicly-traded companies. There is inherent uncertainty in these estimates.

Mr. Mark S. Webb

July 7, 2006

Additionally, as previously requested, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value for the options granted in 2005 that were valued without a contemporaneous valuation.

Response:

The Company has made the revisions requested by the Staff in “MD&A—Stock-Based Compensation” on pages 30 and 31 of the prospectus.

Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

Response:

The Company has included in “MD&A—Stock-Based Compensation” on pages 31 and 32 of the prospectus the significant factors contributing to the difference between fair value as of November 30, 2004 and fair value as of September 30, 2005, the significant factors contributing to the difference between fair value as of September 30, 2005 and fair value as of May 8, 2006 and the significant factors contributing to the difference between fair value as of May 8, 2006 and the estimated initial public offering price.

We advise the Staff that the Company believes the following significant factors contributed to the difference between fair value as of May 8, 2006 and the estimated initial public offering price. In May 2006, the Company engaged Crowe Chizek to perform a contemporaneous valuation of its common stock as of May 8, 2006. On June 1, 2006, Crowe Chizek delivered to the Company a valuation report in which it concluded that, based on a similar approach to the one it had employed in determining its November 30, 2004 valuation, the fair value of the Company’s common stock as of May 8, 2006 was $5.35 per share. The Company currently intends to complete its initial public offering in August 2006 at an initial public offering price ranging from [***] to [***] per share.

The Company believes that the per share fair value of its common stock increased from $5.35 as of May 8, 2006 to a range of [***] to [***] as a result of the following developments, among others:

•	On May 31, 2006, the Company acquired Graphography Limited LLC, a provider of production management services, including print procurement and promotional services. In 2005, Graphography generated revenue of $23.8 million, representing 23.6% of the Company’s 2005 pro forma revenue. As a result of the acquisition, the Company established a significant presence in the New York market, which is the third largest print market in the United States. Graphography adds two new significant enterprise clients, a Fortune 500 manufacturing and marketing company and a multi-billion dollar

[***] Indicates that text has been omitted pursuant to a confidential treatment request. This text has been submitted separately to the Commission.

Mr. Mark S. Webb

July 7, 2006

international beverage distributor, each of which would have been in the Company’s top five accounts based on revenue generated in 2005 on a pro forma basis. It also adds more than 100 transactional clients, which expands the Company’s pipeline of clients to which it can market its enterprise solution. In addition, the Company gained approximately 400 new suppliers that can provide printing and promotional services to our existing clients. The Company acquired three additional sales executives. The Company also acquired three additional sales executives as well as two additional lead production managers, and their corresponding production teams, with significant expertise in the areas of direct mail and promotional products.

•	The acquisition enabled the Company to populate its proprietary database with over 10,000 historical Graphography print jobs and quotes, increasing the size of the Company’s PPM4 database by over 15% and enhancing its ability to identify optimal pricing for its customers.

•	Since May 8, 2006, three companies have become enterprise clients, the Company executed jobs for over 50 new transactional clients, including several Fortune 500 companies, and the Company has hired five additional sales executives who have brought significant customer relationships to the Company.

•	In June 2006, the Company signed enterprise agreements with a division of a Fortune 500 company with estimated annual print expenditures of over $100 million and another Fortune 500 company with estimated annual print expenditures of approximately $25 million.

Refer to the guidance outlined in paragraphs 179 through 182 of the AICPA’s Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and to the disclosure requirements outlined in paragraph 41 of SFAS No. 128. We may have further comment upon receipt of your response.

Comment No. 9

Supplementally tell us your basis for applying a discount to the assumed fair market value of your stock for purposes of determining compensation expense. Generally, unless justified by the specific circumstances of your business, little or no discount should be applied for, among other things, lack of marketability of the shares.

Response:

We advise the Staff that, in determining the per share fair market value of its Class A common stock as of June 30, 2005 and September 30, 2005, the Company applied a lack of marketability discount of 5%. The Company applied the discount to account for the fact that minority investments in privately-held companies are less liquid than similar investments in publicly-traded companies.

Mr. Mark S. Webb

July 7, 2006

Interim Statements for the quarter ended March 31, 2006

Note 3. Series E Preferred Shares

Comment No. 10

We note from your response to our prior comment 44 that the Series E Preferred Shares have redemption provisions and conversion terms other than upon a firmly underwritten public offering. Please revise Note 3 to include the nature of these redemption provisions and conversion terms.

Response:

The Company has made the revisions requested by the Staff in “Note 3—Series E Preferred Shares” on page F-30 of the prospectus.

Note 8. Subsequent Events

- 2006 Stock Option Grants

Comment No. 11

We note from your response to our prior comment 14 that you revised your disclosure in the Critical Accounting Policies section of MD&A to remove the reference to the “equity method” in discussing your valuation of the option grants. Please make the same revision to Note 8 where you state that you calculate the expense under the equity method based on the Black-Scholes value of the option at the time of grant.

Response:

The Company has made the revisions requested by the Staff in “Note 8—Subsequent Events—2006 Stock Option Grants” on page F-34 of the prospectus.

Other

Comment No. 12

Please update the financial statements as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:

The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Comment No. 13

Mr. Mark S. Webb

July 7, 2006

Please include currently dated consents of. your independent registered accountants in any amendments to your Form S-1 registration statement.

Response:

The Company has included currently dated consents of Ernst & Young LLP in Amendment No. 2.

*                    *                     *

Mr. Mark S. Webb

July 7, 2006

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Timothy A. Geishecker

Lynwood F. Shenk

Claire L. Erlanger

Steven E. Zuccarini

Nicholas J. Galassi

Steven J. Gavin

Jeffrey S. Wright